Dreyfus California Tax Exempt Money Market Fund
Statement of Investments
June 30, 2005 (Unaudited)

Tax Exempt Investments--102.4%	Principal Amount ($)		Value ($)
California--102.0%			
Alameda-Contra Costa Schools Financing Authority, COP			
VRDN (Capital Improvements Financing Projects)			
2.43% (LOC; KBC Bank)	500,000	a	500,000
State of California, GO Notes, VRDN:			
2.28% (LOC: Bank of America, Bank of Nova Scotia,			
and Landesbank Hessen-Thuringen Girozentrale)	5,000,000	a	5,000,000
2.33% (Liquidity Facility; Merrill Lynch)	9,155,000	a	9,155,000
(Kindergarten University) 2.28% (LOC: Citibank,			
National Bank of Australia and State Street			
Bank and Trust Co.)	5,000,000	a	5,000,000
Merlots Program 2.31% (Insured; FSA and Liquidity			
Facility; Wachovia Bank)	1,000,000	a	1,000,000
California Educational Facilities Authority, College			
and University Revenue, VRDN			
(University of Judaism) 2.55% (LOC; Allied Irish Bank)	3,300,000	a	3,300,000
California Infrastructure and Economic Development			
Bank, VRDN:			
IDR:			
(Lance Camper Manufacturing Corp.)			
2.33% (LOC; Comerica Bank)	1,760,000	a	1,760,000
(Murrietta Circuits Project)			
2.36% (LOC; Comerica Bank)	4,400,000	a	4,400,000
Revenue (Los Angeles SPCA Project)			
2.28% (LOC; The Bank of New York)	6,200,000	a	6,200,000
California Pollution Control Financing Authority, VRDN:			
PCR, Refunding (Pacific Gas & Electric Corp.)			
2.23% (LOC; JPMorgan Chase Bank)	5,000,000	a	5,000,000
SWDR:			
(AG Resources III LLC Project)			
2.36% (LOC; Key Bank)	2,780,000	a	2,780,000
(Burrtec Waste Industries Inc. Project)			
2.36% (LOC; U.S. Bank NA)	450,000	a	450,000
(Marborg Industries Project)			
2.36% (LOC; Wachovia Bank)	3,710,000	a	3,710,000
(Mission Trail Waste System)			
2.41% (LOC; Comerica Bank)	2,100,000	a	2,100,000
(NAPA Recycling & Waste Services)			
2.46% (LOC; Union Bank of California)	2,255,000	a	2,255,000
(Norcal Waste System Inc. Project)			
2.36% (LOC; Bank of America)	3,625,000	a	3,625,000
(Sierra Pacific Industries Inc. Project)			
2.40% (LOC; Wells Fargo Bank)	1,000,000	a	1,000,000
California School Cash Reserve Program Authority			
Revenue, Pool Program 3%, 7/6/2005 (Insured; AMBAC)	1,750,000		1,750,250
California State Department of Water Resources, Power			

Supply Revenue, VRDN 2.48% (LOC; BNP Paribas)	1,200,000 a	1,200,000
California State Public Works Board, LR, VRDN 2.31% (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	1,100,000 a	1,100,000
California Statewide Communities Development Authority:		
Revenue:		
COP (Saint Joseph Health System) 5%, 7/1/2005 (Insured; FSA)	100,000	100,000
CP (Kaiser Permanente) 2.15%, 7/26/2005	3,500,000	3,500,000
VRDN:		
Private Schools Revenue (St. Mary's & All Angels School) 2.30% (LOC; Allied Irish Bank)	8,250,000 a	8,250,000
Revenue (Kaiser Permanente):		
2.26%, Series A	5,600,000 a	5,600,000
2.26%, Series L	6,600,000 a	6,600,000
California Statewide Communities Development Corporation, Industrial Revenue, VRDN:		
(DV Industries) 2.45% (LOC; California State Teachers Retirement)	870,000 a	870,000
(Evapco Inc.) 2.45% (LOC; Bank of America)	820,000 a	820,000
(Lustre California) 2.40% (LOC; Comerica Bank)	2,940,000 a	2,940,000
(Pacific Bearings Company) 2.50% (LOC; Union Bank of California)	580,000 a	580,000
(Redline Project) 2.45% (LOC; California State Teachers Retirement)	805,000 a	805,000
Chaffey Community College District, GO Notes:		
3%, 7/1/2005 (Insured; FSA)	275,000	275,000
VRDN 2.31% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5,515,000 a	5,515,000
City of Chula Vista, MFHR (Gateway Town Center) 4.45%, 7/1/2005 (Insured; FNMA)	245,000	245,000
Desert Community College District, GO Notes, VRDN Putters Program 2.31% (Insured; MBIA and Liquidity Facility; JPMorgan	3,130,000 a	3,130,000
Evergreen School District, GO Notes 10%, 9/1/2005 (Insured; FGIC)	465,000	471,184
Fullerton Joint Union High School District, GO Notes Election 2002 3%, 8/1/2005 (Insured; FGIC)	650,000	650,428
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue, VRDN 2.37% (Liquidity Facility; Merrill Lynch)	1,730,000 a	1,730,000
Golden West Schools Financing Authority, Revenue Refunding, Beverly Hills Union School District 4%, 8/1/2005 (Insured; FGIC)	690,000	690,449
Inland Empire Solid Waste Financing Authority, LR (Landfill Improvement Financing Project) 5.85%, 8/1/2005 (Insured; FSA)	200,000	200,646
Los Angeles Community College District, GO Notes Refunding 3%, 8/1/2005 (Insured; FSA)	250,000	250,190
Los Angeles Community Redevelopment Agency, MFHR VRDN (Views at 270) 2.38% (LOC; Citibank)	1,000,000 a	1,000,000
Los Angeles Convention and Exhibit Center Authority, LR Refunding, VRDN 2.33% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	2,700,000 a	2,700,000
Los Angeles County Metropolitan Transportation Authority		

Sales Tax Revenue:		
7%, 7/1/2005 (Insured; FSA)	100,000	100,000
Refunding 4%, 7/1/2005 (Insured; MBIA)	200,000	200,000
Los Angeles Department of Water and Power, Water		
Revenue (Power System) 5.50%, 7/1/2005	100,000	100,000
Los Rios Community College District, TRAN 3%, 10/27/2005	325,000	326,030
Maywood, COP, VRDN (Infrastructure Financing Project)		
2.34% (LOC; Allied Irish Bank)	2,880,000 a	2,880,000
Metropolitan Water District of Southern California		
Waterworks Revenue, VRDN 2.30% (Liquidity Facility;		
WestLB AG)	1,500,000 a	1,500,000
Milpitas Unified School District, GO Notes		
7.40%, 9/1/2005 (Insured; FSA)	700,000	706,064
Port of Oakland, Airport Revenue:		
5.50%, 11/1/2005 (Insured; FGIC)	320,000	322,901
CP 2.40%, 8/11/2005 (LOC: Bank of America and		
JPMorgan Chase Bank)	1,000,000	1,000,000
Oxnard School District, Go Notes, TRAN 3%, 8/17/2005	935,000	936,312
City of Pleasanton, Refunding:		
Sewer Revenue 2%, 9/1/2005		
(Insured; XLCA)	195,000	194,999
Water Revenue 2%, 9/1/2005		
(Insured; XLCA)	500,000	499,998
Riverside Community College District, GO Notes, VRDN		
2.31% (Insured; FSA and Liquidity Facility; JPMorgan		
Chase Bank)	4,280,000 a	4,280,000
Roseville City School District, TRAN 3%, 9/28/2005	3,380,000	3,388,879
Sacramento Cogeneration Authority, Cogeneration		
Project Revenue (Procter & Gamble Project)		
6.375%, 7/1/2005	900,000 b	918,000
Sacramento County Sanitation District, Financing		
Authority Revenue, VRDN 2.31% (Insured; MBIA and		
Liquidity Facility; Citigroup Global Markets Holdings)	2,235,000 a	2,235,000
Sacramento Power Authority, Cogeneration Project		
Revenue 6.50%, 7/1/2005 (Insured; MBIA)	200,000	200,000
City of Salinas, MFHR, Refunding, VRDN		
(Brentwood Gardens LP) 2.25% (Insured; FNMA)	1,600,000 a	1,600,000
San Diego Area Housing and Finance Agency, LR, VRDN:		
2.40%, Series A (Liquidity Facility; Societe Generale)	5,455,000 a	5,455,000
2.40%, Series B (Liquidity Facility; Societe Generale)	2,840,000 a	2,840,000
San Diego County, COP, VRDN		
(Friends of Chabad) 2.35% (LOC; Comerica Bank)	1,700,000 a	1,700,000
San Diego Housing Authority, MFHR, VRDN		
(Logan Square Apartments) 2.39% (Liquidity Facility;		
Merrill Lynch)	1,800,000 a	1,800,000
San Francisco City and County Airports Commission		
International Airport Revenue, Refunding 4%, 5/1/2006		
(Insured; MBIA)	100,000	100,830
San Juan Unified School District, Go Notes, TRAN		
3%, 11/18/2005	3,000,000	3,010,691
San Luis Obispo County, COP		
(New County Government Center Project)		
4%, 10/15/2005 (Insured; MBIA)	375,000	377,176
Sausalito, MFHR, VRDN (Rotary Village Senior		
Housing Project) 2.29% (LOC; Bank of the West)	1,200,000 a	1,200,000

Southern California Public Power Authority		
Power Project Revenue, Refunding (Palo Verde Project)		
5.50%, 7/1/2005 (Insured; AMBAC)	100,000	100,000
Stockton Community Facilities District		
Special Tax Revenue, VRDN (Arch Road East)		
2.28% (LOC; Wells Fargo Bank)	2,400,000 a	2,400,000
Tulare-Porterville Schools Financing Authority		
COP, VRDN (2002 Refinancing Project)		
2.28% (Insured; FSA and Liquidity Facility; Dexia		
Credit Locale)	7,075,000 a	7,075,000
University of California, College and University Revenue		
(Multi Purpose Projects) 7%, 9/1/2005 (Insured; FGIC)	200,000	201,337
Vacaville Industrial Development Authority, Industrial		
Revenue, Refunding, VRDN (Leggett & Platt Inc.)		
2.34% (LOC; Wachovia Bank)	1,600,000 a	1,600,000
Western Placer Unified School District, Revenue		
TRAN 3%, 9/28/2005	1,430,000	1,433,756
City of Whittier, College and University Revenue, Refunding		
VRDN (Whittier College) 2.32% (Insured; Radian Bank		
and Liquidity Facility; The Bank of New York)	3,000,000 a	3,000,000

U.S. Related--.4%

Puerto Rico Electric Power Authority, Power Revenue		
Refunding 6.50%, 7/1/2005 (Insured; MBIA)	150,000	150,000
Puerto Rico Highway & Transportation Authority		
Highway Revenue 6.25%, 7/1/2005 (Insured; MBIA)	375,000	375,000
Puerto Rico Municipal Finance Agency, GO Notes		
Refunding 5%, 8/1/2005 (Insured; FSA)	100,000	100,247

Total Investments (cost $162,515,348)	**102.4%**	**162,515,367**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(3,864,772)**
Net Assets	**102.4%**	**158,650,595**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance
CP	Commercial Paper		Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	93.0
AAA, AA, A c		AAA, AA, A c		AAA, AA, A c	4.6
Not Rated d		Not Rated d		Not Rated d	2.4
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
   collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on
   the municipal issue and to retire the bonds in full at the earliest refunding date.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to
    be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.